Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF WINDSTREAM CORPORATION

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	Fiscal Years
	2008	2009	2010	2011	2012
Interest Expense:
Interest expense	$416.4	$410.2	$521.7	$558.3	$625.1
Interest capitalized	1.9	1.7	2.1	6.8	10.9

Total interest costs	418.3	411.9	523.8	565.1	636.0
Appropriate portion (1/3) of rentals	8.4	9.9	20.5	31.9	70.0

Total fixed charges	$426.7	$421.8	$544.3	$597.0	$706.0

Total earnings and fixed charges:
Pretax income	327.3	649.3	508.3	269.0	268.9
Less interest capitalized	(1.9)	(1.7)	(2.1)	(6.8)	(10.9)
Add estimated amortization of capitalized interest	1.9	2.0	2.1	2.4	2.9
Fixed charges	426.7	421.8	544.3	597.0	706.0

Total earnings and fixed charges	$754.0	$1,071.4	$1,052.6	$861.6	$966.9

Ratio of earnings to fixed charges:	1.8	2.5	1.9	1.4	1.4

We have computed the ratios of earnings to fixed charges shown above by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding (a) income from continuing operations before income tax, (b) fixed charges and (c) amortization of capitalized interest; and then subtracting (a) interest capitalized. “Fixed charges” is the amount resulting from adding (a) interest expense on indebtedness (including amortization of debt expense and discount), (b) interest capitalized and (c) the portion of rent expense representative of interest (30%).